January 7, 2014	74133.00048

VIA ELECTRONIC MAIL

Ms. Suying Li

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ExamWorks Group, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 1, 2013 Response Dated December 5, 2013 File No. 001-34930

Dear Ms. Li:

On behalf of our client, ExamWorks Group, Inc. (“ExamWorks”), we acknowledge receipt of the comments from the Staff of the Commission (the “Staff”) by letter dated December 27, 2013 with respect to the filings referred to above.

Per our conversation, we also confirm that, with your permission, ExamWorks will respond to the Staff comment letter on or before January 31, 2014.

We and ExamWorks look forward to working with you and the Staff to address the comments to your satisfaction.

Very truly yours,

/s/Reinaldo Pascual

Reinaldo Pascual

of Paul Hastings LLP

RP:mr

cc: J. Miguel Fernandez de Castro (ExamWorks)

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